August 1, 2025

Traviss Loong Kam Seng
Chief Executive Officer
BM Acquisition Corp.
Lot 680, Jalan Batu 1 1/2, Jalan Bangi
43500 Semenyih Selangor, Malaysia

        Re: BM Acquisition Corp.
            Amended Registration Statement on Form S-1
            Filed July 25, 2025
            File No. 333-288106
Dear Traviss Loong Kam Seng:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Form S-1 Amendment No. 1 filed July 25, 2025
Cover Page

1. We note the revised disclosure on the cover page and elsewhere that in connection with a business combination or extension of the time period to complete a business combination, public shareholders may redeem their shares "at a per-share price . . .
       equal to the aggregate amount then on deposit in the trust account described below, including interest (net of taxes payable and less interest to pay dissolution expenses up to $100,000), divided by the number of then issued and outstanding public shares."
       Please advise why you would allocate funds from the trust for dissolution expenses in the event of a business combination or extension and how such provision is consistent with Nasdaq Rule IM-5101-2(d), which says "public Shareholders voting against a business combination must have the right to convert their shares of common stock into a pro rata share of the aggregate amount then in the deposit account (net of taxes
 August 1, 2025
Page 2

      payable and amounts distributed to management for working capital purposes)."
      Please also reconcile such references to dissolution expenses from the interest with the disclosure on page 87 that you will pay the costs of liquidating the trust account from your remaining assets outside of the trust account.
Use of Proceeds, page 84

2. We refer to footnote 5 on page 85. Please clarify the specific amount included for
      ARC Group Limited   s services within the total offering expenses of
$1,158,290, and
      consider revising the disclosure to clearly present this information. Underwriting, page 177

3. We refer to the per-unit commission of $0.10 and the total expense payable to the underwriters of $600,000, as presented in your underwriters commissions table.
      Footnote (1) indicates that the commission payable to the underwriters is $0.10 per unit upon the consummation of this initial public offering, with an additional $0.10 per unit payable upon the consummation of an initial business combination.
      Additionally, your estimated offering expenses are stated as $986,000, which is inconsistent with the offering expenses disclosed in the Use of Proceeds table on page
      84. Please reconcile these discrepancies or revise, as appropriate. Please contact Kellie Kim at 202-551-3129 or Shannon Menjivar at
202-551-3856 if
you have questions regarding comments on the financial statements and related matters. Please contact Catherine De Lorenzo at 202-551-3772 or Pam Howell at 202-551-
3357 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:   Debbie Klis, Esq.